Exhibit 99.2

FREESEAS INC.

ANNUAL MEETING OF SHAREHOLDERS – DECEMBER 20, 2011

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

FREESEAS INC.

The undersigned hereby appoints Ion G. Varouxakis, acting singly, as proxy, with full power to appoint a substitute, to represent and to vote, with all the powers the undersigned would have if personally present, all the shares of common stock, $0.001 par value per share, of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), held of record by the undersigned on November 21, 2011 at the Annual Meeting of Shareholders to be held on Tuesday, December 20, 2011, or at any adjournments or postponements thereof.

Proposal 1.	To elect two (2) directors of the Company to serve until the 2014 Annual Meeting of Shareholders.

	☐ FOR THE NOMINEES LISTED BELOW	☐ WITHHOLD AUTHORITY
	(except as marked to the contrary below)	to vote for all nominees listed below

Dimitris Panagiotopoulos Ion G. Varouxakis

(INSTRUCTIONS: To withhold authority for any individual nominee, write that nominee’s name in the space below.)

Proposal 2.	Ratification of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011.

☐ FOR ☐ AGAINST ☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon other business as may come before the meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will be voted FOR Proposals 1 and 2.

Dated: , 2011

(Signature)

(Signature)

PLEASE SIGN HERE

Please date this proxy and sign your name exactly as it appears hereon.

Where there is more than one owner, each should sign. When signing as an agent, attorney, administrator, executor, guardian, or trustee, please add your title as such. If executed by a corporation, the proxy should be signed by a duly authorized officer who should indicate his office.

PLEASE DATE, SIGN, AND MAIL THIS PROXY CARD IN THE ENCLOSED ENVELOPE.

NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.